Exhibit 1

XOMA Announces $6 Million Antibody Discovery Collaboration with Arana Therapeutics

BERKELEY, Calif., September 9, 2009 -- XOMA Ltd. (Nasdaq: XOMA) and Arana Therapeutics Limited, a wholly-owned subsidiary of Cephalon, Inc. (Nasdaq: CEPH) have entered into a collaboration involving multiple proprietary XOMA antibody research and development technologies, including a new antibody phage display library, and a suite of integrated information and data management systems. Arana has agreed to pay XOMA a fee of $6 million and XOMA will be entitled to milestone payments and royalties on product sales. Under the terms of the collaboration, XOMA will be fully reimbursed for all services it may provide to Arana under the agreement.

“We selected XOMA because of their ability to provide a complete suite of validated technologies that will further enable us to accelerate our antibody development programs toward the clinic,” said Steffen Nock, Acting Chief Executive Officer of Arana. “We believe the advantages of these technologies, including XOMA’s next-generation antibody libraries, will increase our capacity to cost-effectively develop novel therapeutics.”

“We are pleased to partner with Arana, a company with a strong presence and capabilities in the antibody field,” said Steven B. Engle, XOMA’s Chairman and Chief Executive Officer. “This monetization of our proprietary technologies and products demonstrates the value of our extensive antibody expertise and increases the return on our research and development efforts.”

XOMA has developed integrated capabilities in antibody discovery, engineering and manufacturing, including maintaining the largest collection of commercially available antibody phage display libraries. The company also has expertise in the construction of large, novel and diverse libraries for screening and optimization that enable the selection of antibodies with very specific binding, affinity and potency characteristics to an antigen of choice.

The new, proprietary antibody library covered by the agreement with Arana, recently validated by XOMA, is one of a series of proprietary antibody libraries being developed by XOMA scientists to overcome existing limitations in library design by combining “best-in-class” techniques with XOMA’s own proprietary and patent-protected technologies. Access to multiple libraries may offer a number of benefits to XOMA and its partners because it enables the use of libraries best suited to the needs of a particular discovery project. This increases the probability of technical and business success in finding rare and unique functional antibodies directed to targets of interest.

About XOMA

XOMA discovers, develops and manufactures therapeutic antibodies designed to treat inflammatory, autoimmune, infectious and oncological diseases. The Company's proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate.

XOMA has multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations, and biodefense contracts. XOMA's technologies have contributed to the success of marketed antibody products, including LUCENTIS(r) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(r) (certolizumab pegol) for rheumatoid arthritis and Crohn's disease.

The company has a premier antibody discovery and development platform that incorporates leading, unmatched capabilities in antibody phage display and a unique collection of antibody display libraries, as well as XOMA’s proprietary Targeted Affinity Enhancement technology for antibody humanization and bacterial cell expression and manufacturing technologies. Bacterial cell expression is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses.

The company’s integrated processes use proprietary informatics systems that:

•  Increase efficiencies for data management and analysis
•  Support rational data-driven decisions thus reducing costly errors
•  Increase capacity for multiple antibody programs with limited resources
•  Accelerate product development and
•  Support intellectual property filings.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure and a team of approximately 190 employees at its Berkeley, California location. For more information, please visit http://www.xoma.com.

Forward-looking Statements

Certain statements contained herein concerning product development and capabilities of XOMA’s technologies or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to XOMA’s ability to renegotiate the requirements of its loan agreements; the declining and generally unstable nature of current economic conditions; the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.

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           XOMA, Ltd.
          Company and Investor Contact:
          Carol DeGuzman
          510-204-7270
          deguzman@xoma.com

          Porter Novelli Life Sciences
          Media Contact:
          Carolyn Hawley
          619-849-5375
          chawley@pnlifesciences.com